

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Ke Chen
Chief Executive Officer
WF International Ltd.
No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road
Chengdu, Sichuan, China, 610041

> **Re: WF International Ltd.**
> **Amended Draft Registration Statement on Form F-1**
> **Submitted September 7, 2023**
> **CIK No. 0001979610**

Dear Ke Chen:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form F-1 submitted September 7, 2023

General

1. We note the risk factor disclosure added on page 36 that you failed to register two lease agreements with the relevant government authorities. Please provide additional information regarding this failure to register, including specifying the governmental authorities with whom the leases should have been filed. Please revise the Regulatory Permissions section on page 14 to add disclosure regarding this failure to register and clarify whether this failure to register impacts the regulatory permissions you have received.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard I. Anslow